Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Net income	$204,379	$118,689	$111,065	$100,142	$68,030
Add:
Cash distributions of income from unconsolidated joint ventures	63,905	18,034	27,876	7,754	7,531
Income taxes	130,719	75,992	73,411	66,005	46,492
Homebuilding interest expense	6,847	5,489	4,158	3,599	1,519
Expensing of previously capitalized interest included in cost of sales	62,607	48,208	39,990	33,854	27,401
Interest portion of rent expense	500	400	400	400	400
Less:
Income from unconsolidated joint ventures	(63,916)	(29,939)	(28,387)	(17,196)	(6,984)
Net gain (loss) from discontinued operations, net of income taxes	—	—	—	—	(459)

Earnings:	$405,041	$236,873	$228,513	$194,558	$143,930

Fixed charges:
Homebuilding interest incurred	$76,032	$56,667	$49,478	$39,627	$35,151
Interest portion of rent expense	500	400	400	400	400

Fixed Charges	$76,532	$57,067	$49,878	$40,027	$35,551

Ratio of Earnings to Fixed Charges	5.3	4.2	4.6	4.9	4.0